

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 16, 2007

Mr. Robert D. Bondurant
Executive Vice President and Chief Financial Officer
Martin Midstream Partners L.P.
4200 Stone Road
Kilgore, TX 75662

> **Re:** **Martin Midstream Partners L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 5, 2007**
> **File No. 000-50056**

Dear Mr. Bondurant:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

April Sifford
Branch Chief